Exhibit 15.1

April 21, 2021

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously the principal accountant for China Unicom (Hong Kong) Limited (the “Company”) and, under the date of April 21, 2021, we reported on the consolidated financial statements of the Company as of and for the years ended December 31, 2019 and 2020 and the effectiveness of internal control over financial reporting as of December 31, 2020. On March 11, 2021, we were notified that the Company’s board of the directors, as recommended by the audit committee of the Company, resolved to propose to the shareholders of the Company at the annual general meeting of the Company to be held on May 13, 2021 (the “AGM”) to approve the appointment of Deloitte Touche Tohmatsu Certified Public Accountants LLP as its principal accountant for the year ending December 31, 2021 and that the auditor-client relationship with KPMG Huazhen LLP will cease upon completion of the audit of the Company’s consolidated financial statements as of and for the year ended December 31, 2020, and the effectiveness of internal control over financial reporting as of December 31, 2020, and the issuance of our report thereon. On April 21, 2021, we completed our audit and the auditor-client relationship ceased.

We have read the Company’s statements included under Item 16F of its Form 20-F dated April 21, 2021, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statement that the reason for changing its principal accountant and we are unable to agree or disagree with the Company’s statements regarding Deloitte Touche Tohmatsu Certified Public Accountants LLP.

Very truly yours,

/s/ KPMG Huazhen LLP